UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
_______________________

For the month of February, 2012

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.
(Translation of Registrant's name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre
                    Garza García, Nuevo León, México 66265
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X        Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Contents

On February 23, 2012, CEMEX, S.A.B. de C.V. ("CEMEX") informed the Mexican Stock Exchange (Bolsa Mexicana de Valores) that on February 22, 2012, both the London Stock Exchange plc and the Irish Stock Exchange Limited published an announcement made by Readymix plc, an indirect subsidiary of CEMEX located in the Republic of Ireland ("Readymix"), as summarized below.

On February 22, 2012, CEMEX agreed to purchase, through its indirect wholly-owned subsidiary Readymix Investments, the entire issued and to be issued share capital that it does not already beneficially own of Readymix (the "Acquisition").

As of February 22, 2012, CEMEX indirectly owned approximately 67,075,094 of Readymix's shares, representing approximately 61.2% of the existing issued share capital of Readymix. Under the terms of the Acquisition, Readymix's shareholders, other than the subsidiaries through which CEMEX holds its majority interest in Readymix, will be entitled to receive €0.25 in cash for each Readymix share held by them. The potential payment for all the Readymix shares that CEMEX does not already beneficially own would be approximately €10.6 million.

In accordance with the requirements of the Irish Takeover Panel Act, 1997, Takeover Rules, 2007, and to ensure the independence of the assessment of any possible offers for Readymix, an independent committee (the "Committee") was established by the directors of Readymix to consider the proposal from Readymix Investments and to determine Readymix's response. The Committee considers the terms of the Acquisition to be fair and reasonable and, accordingly, has unanimously recommended that Readymix's shareholders vote in favor of the Scheme and the Resolutions (each, as defined below) at Readymix's extraordinary general meeting.

The Acquisition will be implemented by way of a court approved Scheme of Arrangement under Section 201 of the Companies Act 1963 (the "Scheme"). To become effective, the Acquisition and the Scheme require, among other things, that (i) the Scheme be approved at a court meeting by a majority in number of Readymix's shareholders, present and voting either in person or by proxy, representing three-fourths or more in value of Readymix's shares held by such holders, and (ii) Readymix's shareholders approve the Resolutions approving the Acquisition and the Scheme (the "Resolutions") at Readymix's extraordinary general meeting. The subsidiaries through which CEMEX owns Readymix's shares will not be entitled to vote such shares at the court meeting, but will be entitled to vote such shares at Readymix's extraordinary general meeting and have indicated their intent to vote them in favor of the Resolutions.

As of February 22, 2012, Readymix Investments had received irrevocable undertakings, subject to certain exceptions, to vote at the court meeting in favor of the Scheme and to vote at Readymix's extraordinary general meeting in favor of the Resolutions from Setanta Asset Management Limited in respect of 9,370,885 Readymix shares controlled by it and from Mr. Tom Cunningham in respect of 3,784,785 Readymix shares held or beneficially owned by him.

The Acquisition and the Scheme are subject to customary conditions, including approvals by Readymix's shareholders and the sanction of the Scheme by the court.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:	February 24, 2012	By:	/s/ Rafael Garza
			Name:	Rafael Garza
			Title:	Chief Comptroller